news release

ARCELORMITTAL REPORTS SECOND QUARTER 2011 AND HALF YEAR 2011 RESULTS

Luxembourg, July 27, 2011 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and six month periods ended June 30, 2011.

Highlights:
•	Health & Safety lost time injury frequency rate2 deteriorated marginally to 1.5x in 2Q 2011 from 1.4x in 1Q 2011
•	EBITDA3 increased by 21.5% y-o-y to $3.4 billion in 2Q 2011; EBITDA of $6.0 billion for first 6 months 2011, 32.9% higher than first 6 months 2010
•	2Q 2011 steel shipments of 22.2 Mt, essentially flat y-o-y
•	2Q 2011 EBITDA per ton of $154, 22% higher than 2Q 2010
•	2Q 2011 own iron ore production of 13.1 Mt, up 2.4% y-o-y; 7.0 Mt iron ore shipped at market price4, flat y-o-y
•	Net debt5 increased $2.4 billion to $25.0 billion during 2Q 2011 due primarily to investment in working capital

Outlook and guidance:
•	Due to the continued underlying demand recovery, steel shipments in the second half 2011 are expected to be higher than the same period of 2010
•	Results of our mining business expected to further improve due to increased production and shipments
•	EBITDA per-tonne in the last six months of 2011 is expected to exceed the level achieved in the same period of 2010
•	Full year 2011 capex target is increased by 10% from $5.0 billion to $5.5 billion due to recently announced investments
•	For 3Q 2011, EBITDA is expected to be approximately $2.4 - $2.8 billion. Working capital requirements and net debt are expected to remain stable as compared to the 2Q 2011 levels

Growth opportunities advancing
•	Liberia (phase 1) iron ore production has commenced, with 2011 target of 1 million tonnes increasing to 4 million tonnes in 2012
•	Canada expansion project on track to expand iron ore capacity from 16 Mt to 24 Mt by 2013
•	Vega Do Sul expansion plans in Brazil to increase hot dipped galvanized (“HDG”) capacity by 0.6 Mt and cold rolled (“CR”) capacity by 0.7 Mt by 2014

Financial highlights on the basis of IFRS1 (amounts in USD):
USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$25,126	$22,184	$20,154	$47,310	$37,582
EBITDA	3,413	2,582	2,809	5,995	4,510
Operating income	2,252	1,431	1,603	3,683	2,180
Income / (loss) from discontinued operations	-	461	127	461	179
Net income / (loss)	1,535	1,069	1,706	2,604	2,346
Basic earnings / (loss) per share (USD)	0.99	0.69	1.13	1.68	1.55

Continuing operations
Own iron ore production (Mt)	13.1	11.8	12.8	24.9	23.4
Iron ore shipped internally and externally at market price (Mt) 4	7.0	5.9	6.9	12.9	12.3
Crude steel production (Mt)	24.4	23.5	24.3	47.9	46.8
Steel shipments (Mt)	22.2	22.0	22.3	44.1	43.3
EBITDA/tonne (US$/t)	154	118	126	136	104

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“As expected the Company has delivered a strong performance in the second quarter of 2011 underpinned by higher steel selling prices.  Although the third quarter will experience some seasonal impact, we do not expect this to be as pronounced as last year, and overall the group’s performance in the second half of 2011 should compare favorably with the second half of 2010.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal second quarter 2011 and half year 2011 results

ArcelorMittal, the world’s leading steel company, today announced results for the three months and six months ended June 30, 2011.

Corporate social responsibility performance
Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance deteriorated to 1.5x in the second quarter of 2011 as compared to 1.4x for the first quarter of 2011, with improvement in the safety performance of Flat Carbon Europe, Asia Africa and CIS and Distribution Solutions offset by weaker performance particularly in Mining as well as the Long Carbon Americas and Europe and Flat Carbon Americas reportable segments.

Own personnel and contractors - Frequency rate
Lost time injury frequency rate	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Total Mines	1.6	0.9	1.6	1.3	1.7

Lost time injury frequency rate	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Flat Carbon Americas	2.0	1.9	1.9	2.0	1.9
Flat Carbon Europe	1.5	1.9	2.5	1.7	2.4
Long Carbon Americas and Europe	1.6	1.2	2.1	1.4	2.1
Asia Africa and CIS	0.5	0.7	0.6	0.6	0.8
Distribution Solutions	3.2	3.5	2.4	3.3	2.9
Total Steel	1.5	1.5	1.7	1.5	1.9

Lost time injury frequency rate	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Total (Steel and Mines)	1.5	1.4	1.7	1.4	1.8

Key initiatives for the three months ended June 30, 2011

o
ArcelorMittal Mines Canada was recognised by the Quebec Occupational Health and Safety Committee for their innovative adaptation lift system which significantly reduces the risk of hand and back injuries.

o
ArcelorMittal held its fifth annual Health and Safety Day. The 2011 global Health and Safety Day provides an opportunity for employees across operations to share best practices and reaffirm commitment to ArcelorMittal’s “Journey to Zero” continuous improvement program.

o
ArcelorMittal Ostrava opens university campus in Czech Republic.  The newly reconstructed training center becomes part of the ArcelorMittal University which already has campuses in Luxembourg and South Africa and is central to the Company’s training and development activities.

Analysis of results for the six months ended June 30, 2011 versus the six months ended June 30, 2010

ArcelorMittal’s net income for the six months ended June 30, 2011 was $2.6 billion, or $1.68 per share, as compared with net income of $2.3 billion, or $1.55 per share, for the six months ended June 30, 2010.

Total steel shipments for the six months ended June 30, 2011 were 44.1 million metric tonnes as compared with 43.3 million metric tonnes for the six months ended June 30, 2010.

Sales for the six months ended June 30, 2011 increased 25.9% to $47.3 billion as compared with $37.6 billion for the six months ended June, 30 2010.  Sales were higher during the first half of 2011 as compared to the first half of 2010 primarily due to higher average steel selling prices (22.7%) and slightly higher steel volumes (1.9%).

Depreciation expense for the six months ended June 30, 2011 remained essentially flat at $2.3 billion, as compared to $2.2 billion in the six months ended June 30, 2010.

Impairment expense for the six months ended June 30, 2011 was $18 million relating to a rolling facility in the Long Carbon America segment as compared to impairment expenses for the six months ended June 30, 2010 of $118 million relating to the sale of the Anzherkoye steam coal mine in Russia.

Operating income for the six months ended June 30, 2011 was $3.7 billion, an increase of 68.9% as compared with operating income of $2.2 billion for the six months ended June 30, 2010.

Operating performance for the six months ended June 30, 2011 was positively impacted by a non-cash gain of $336 million recorded in the first quarter relating to the reversal of provisions for inventory write-downs, triggered by improved market conditions, and reversal of provisions for litigation.  In addition, operating performance for the six months ended June 30, 2011 included a non-cash gain of $308 million related to unwinding of hedges on raw material purchases as compared to $181 million recorded in the six months ended June 30, 2010.

Income from equity method investments and other income for the six months ended June 30, 2011 was $437 million, as compared to $270 million for the six months ended June 30, 2010. Income was higher during the first half of 2011 due to improved performance of joint venture investees.

Net interest expense (including interest expense and interest income) for the six months ended June 30, 2011 was higher at $916 million, as compared to $656 million for the six months ended June 30, 2010 primarily due to the impact of exchange rate fluctuations and higher interest expense due to new bonds issued in 2010 and first quarter of 2011.

As a result of hedging transactions undertaken by the Company in December 2010, there were minimal mark-to-market losses during the first half of 2011 with respect to the embedded derivatives in ArcelorMittal’s convertible bonds issued in 2009 and the related call options. During the six months ended June 30, 2010, the Company had recorded a non-cash gain of $696 million as a result of these mark-to-market adjustments.

Foreign exchange and other net financing costs were $1.1 billion for the six months ended June 30, 2011 as compared to $0.7 billion for the six months ended June 30, 2010. During the six months ended June 30, 2011 foreign exchange loss was $672 million as compared to a $179 million foreign exchange loss in the six months ended June 30, 2010.

ArcelorMittal recorded an income tax benefit of $105 million for the six months ended June 30, 2011, as compared to an income tax benefit of $453 million for the six months ended June 30, 2010.

Gain attributable to non-controlling interests for the months ended June 30, 2011 was $52 million as compared to a gain of $119 million for the six months ended June 30, 2010.

Discontinued operations (i.e., the Company’s stainless steel operations, which were spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the six months ended on June 30, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel operations prior to the spin-off of the business into Aperam which was completed on January 25, 2011. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity. Discontinued operations for the six months ended on June 30, 2010 amounted to a gain of $179 million.

Analysis of results for the three months ended June 30, 2011 versus the three months ended March 31, 2011 and the three months ended June 30, 2010

ArcelorMittal’s net income for the three months ended June 30, 2011 was $1.5 billion, or $0.99 per share, as compared with net income of $1.1 billion, or $0.69 per share, for the three months ended March 31, 2011 and net income of $1.7 billion, or $1.13 per share, for the three months ended June 30, 2010.

Total steel shipments for the three months ended June 30, 2011 were 22.2 million metric tonnes as compared with 22.0 million metric tonnes for the three months ended March 31, 2011, and 22.3 million metric tonnes for the three months ended June 30, 2010.

Sales for the three months ended June 30, 2011 increased 13.3% to $25.1 billion as compared with $22.2 billion for the three months ended March 31, 2011, and were up 24.7% as compared with $20.2 billion for the three months ended June 30, 2010.  Sales were higher during the second quarter of 2011 as compared to the first quarter of 2011 primarily due to higher average steel selling prices (+10.9%).

Depreciation expense for the three months ended June 30, 2011 remained essentially flat at $1.2 billion as compared to $1.1 billion for both the three months ended March 31, 2011 and June 30, 2010.

Impairment expense for the three months ended June 30, 2011 was nil as compared to impairment expense for the three months ended March 31, 2011 of $18 million relating to costs in a rolling facility in the Long Carbon America segment. Impairment expense for the three months ended June 30, 2010 was $118 million related to the Anzherkoye steam coal mine in Russia.

Operating income for the three months ended June 30, 2011 was $2.3 billion, as compared with operating income of $1.4 billion for the three months ended March 31, 2011 and operating income of $1.6 billion for the three months ended June 30, 2010.

Operating performance for the three months ended March 31, 2011 was positively impacted by a non-cash gain of $336 million related to the reversal of provisions for inventory write-downs, triggered by improved market conditions, and reversal of provisions for litigations. Operating income for the three months ended June 30, 2011 included a non-cash gain of $189 million relating to unwinding of hedges on raw material purchases as compared to non-cash gains relating to such unwinding of $119 million and $92 million recorded in the three months ended March 31, 2011 and June 30, 2010, respectively.

Income from equity method investments and other income for the three months ended June 30, 2011 was $289 million, as compared to $148 million and $177 million for the three months ended March 31, 2011 and June 30, 2010, respectively. Income is higher during the second quarter of 2011 due to improved performance of joint ventures investees.

Net interest expense (including interest expense and interest income) was essentially flat at $457 million for the three months ended June 30, 2011 from $459 million for the three months ended March 31, 2011. Net interest expense for the three months ended June 30, 2010 was $304 million.

As a result of hedging transactions undertaken by the Company in December 2010, there were minimal mark-to-market losses during the second quarter of 2011 with respect to the embedded derivatives in ArcelorMittal’s convertible bonds and the related call options. During the three months ended June 30, 2010, the Company had recorded a non-cash gain of $555 million  as a result of these mark-to-market adjustments.

Foreign exchange and other net financing costs were $443 million for the three months ended June 30, 2011 as compared to $667 million for the three months ended March 31, 2011. Foreign exchange and other net financing costs for the three months ended June 30, 2010 were $465 million.

ArcelorMittal recorded an income tax expense of $61 million for the three months ended June 30, 2011, as compared to an income tax benefit of $166 million for the three months ended March 31, 2011. The income tax benefit for the three months ended June 30, 2010 was $92 million.

Gain attributable to non-controlling interests for the three months ended June 30, 2011 was $41 million as compared with gains of $11 million and $79 million for the three months ended March 31, 2011 and June 30, 2010, respectively. Discontinued operations (i.e., the Company’s stainless steel operations, which were spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the three months ended on June 30, 2011 were nil. Discontinued operations for the three months ended on March 31, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel operations prior to the January 25, 2011 spin-off effective date. The balance of $419 million represented a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters
Segment	Site	Project	Capacity / particulars	Actual Completion
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	1Q 11
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	2011(b)

Ongoing (a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	2012
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013
FCA	ArcelorMittal Vega Do Sul	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt/ year	2014
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt / year (16 to 24mt/y)	2013
a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development.
b)
Iron ore mining production has commenced. 2011 iron ore production target of 1 million tonnes increasing to 4 million tonnes in 2012. The expansion to 15 million tonnes with forecast completion by 2015 (Phase 2) will require investment in a concentrator which is currently in the final stage of approval.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 0.6mt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2013
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2013
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	To be determined
South Africa	Kalahari Basin	Manganese mine	Capacity of 2.4mt of manganese sinter product	2013

Analysis of segment operations for the three months ended June 30, 2011 as compared to the three months ended March 31, 2011

As from January 1, 2011 the Company’s mining operations are reported as a separate operating segment. This change in segmentation reflects the changes in ArcelorMittal’s approach to managing its mining operations i.e. a dedicated mining management team. Accordingly, as required by IFRS, prior periods have been recast to reflect this new segmentation.

All raw materials consumed from ArcelorMittal mines that could practically be sold outside the Company are now reported at market prices. Production from “captive” mines (limited by logistics or quality) continues to be reported at cost-plus to the steel facilities. The principal impact of this change has been to increase the costs of raw materials consumed by the FCA and AACIS segments.

Flat Carbon Americas

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$5,567	$4,939	$4,640	$10,506	$8,717
EBITDA	924	528	657	1,452	1,018
Operating income / (loss)	697	307	441	1,004	592

Crude steel production ('000t)	6,277	6,063	5,854	12,340	11,533
Steel shipments ('000t)	5,520	5,563	5,346	11,083	10,617
Average steel selling price (US$/t)	961	830	810	895	766
EBITDA/tonne (US$/t)	167	95	123	131	96
Operating income /tonne (US$/t)	126	55	82	91	56

In order to meet improved demand, Flat Carbon Americas crude steel production increased 3.5% to 6.3 million tonnes for the three months ended June 30, 2011, as compared to 6.1 million tonnes for the three months ended March 31, 2011.

Steel shipments for the second quarter of 2011 were 5.5 million tonnes, marginally lower as compared to 5.6 million tonnes for the three months ended March 31, 2011. Shipments improved in the Company’s South American operations due to the recovery after an accident in the local coal handling port in Brazil, offset in part by lower shipments in North America due to automotive supply chain disruption.

Sales in the Flat Carbon Americas segment were $5.6 billion for the three months ended June 30, 2011, an increase of 12.7% as compared to $4.9 billion for the three months ended March 31, 2011. Sales increased primarily due to higher average steel selling prices (15.8%).

EBITDA in the second quarter of 2011 improved to $924 million as compared to $528 million in the first quarter of 2011, primarily driven by higher steel selling prices. EBITDA and operating results in the first quarter of 2011 had been positively impacted by a non-cash gain of $185 million primarily related to reversal of provisions for inventory write-downs, triggered by improved market conditions in North America.

Flat Carbon Europe

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$8,551	$7,812	$6,590	$16,363	$12,465
EBITDA	636	471	560	1,107	1,020
Operating income	245	106	222	351	312

Crude steel production ('000t)	7,870	7,631	8,507	15,501	15,913
Steel shipments ('000t)	7,166	7,384	7,540	14,550	14,396
Average steel selling price (US$/t)	1,026	928	776	976	767
EBITDA/tonne (US$/t)	89	64	74	76	71
Operating income /tonne (US$/t)	34	14	29	24	22

Flat Carbon Europe crude steel production amounted to 7.9 million tonnes for the three months ended June 30, 2011, an increase of 3.1% as compared to 7.6 million tonnes for the three months ended March 31, 2011. Production increased reflecting improved market sentiment towards the end of the first quarter, except at the Romanian operations where one of the blast furnaces was under going a maintenance.

Steel shipments for the three months ended June 30, 2011 were 7.2 million tonnes, a decrease of 3.0% as compared to 7.4 million tonnes for the three months ended March 31, 2011. Steel shipments decreased following the strong demand in the first quarter of 2011 and marginal de-stocking by customers entering the seasonally weak third quarter. Shipments were also impacted by an increase in imports driven by the strong Euro/USD exchange rate combined with declining international prices.

Sales in the Flat Carbon Europe segment were $8.6 billion for the three months ended June 30, 2011 an increase of 9.5% as compared to $7.8 billion for the three months ended March 31, 2011. Sales increased primarily due to higher average steel selling prices (10.6%) offset in part by lower steel shipment volumes (-3.0%).

EBITDA for the three months ended June 30, 2011 was $636 million, a 35.0% increase as compared to $471 million for the three months ended March 31, 2011, primarily driven by higher average steel selling prices.

Operating results in the second quarter of 2011 includes the positive effect of $189 million non-cash gain relating to the unwinding of hedges on raw material purchases, as compared to $119 million non-cash gain in the first quarter of 2011.

Long Carbon Americas and Europe

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$6,664	$5,889	$5,468	$12,553	$10,234
EBITDA	610	480	677	1,090	1,157
Operating income	358	210	414	568	637

Crude steel production ('000t)	6,414	6,059	6,015	12,473	11,753
Steel shipments ('000t)	6,167	5,872	5,984	12,039	11,678
Average steel selling price (US$/t)	973	902	808	938	769
EBITDA/tonne (US$/t)	99	82	113	91	99
Operating income /tonne (US$/t)	58	36	69	47	55

Long Carbon Americas and Europe crude steel production amounted to 6.4 million tonnes for the three months ended June 30, 2011, an increase of 5.9% as compared to 6.1 million tonnes for the three months ended March 31, 2011. Production was higher in both Europe and the Americas reflecting seasonally stronger quarter and improved demand.

Steel shipments for the three months ended June 30, 2011 were 6.2 million tonnes, an increase of 5.0% as compared to 5.9 million tonnes for the three months ended March 31, 2011.

Sales in the Long Carbon Americas and Europe segment were $6.7 billion for the three months ended June 30, 2011, an improvement of 13.2% as compared to $5.9 billion for the three months ended March 31, 2011. Sales increased primarily due to higher average steel selling prices (7.9%) and improved steel shipments (5.0%).

EBITDA for the three months ended June 30, 2011 was $610 million, a 27.1% increase as compared to $480 million for the three months ended March 31, 2011. The increase was primarily due to improved profitability driven by higher average selling prices and higher volumes.

Asia Africa and CIS (“AACIS”)

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$2,857	$2,570	$2,518	$5,427	$4,651
EBITDA	462	254	417	716	646
Operating income	341	125	308	466	428

Crude steel production ('000t)	3,830	3,706	3,885	7,536	7,569
Steel shipments ('000t)	3,304	3,142	3,409	6,446	6,613
Average steel selling price (US$/t)	768	691	624	730	591
EBITDA/tonne (US$/t)	140	81	122	111	98
Operating income /tonne (US$/t)	103	40	90	72	65

AACIS segment crude steel production was 3.8 million tonnes for the three months ended June 30, 2011, an increase of 3.3% as compared to 3.7 million tonnes for the three months ended March 31, 2011. The increase was primarily due to higher production in the Company’s South African operations partially offset by loss of production due to operational issues in Ukraine (Kryviy Rih) which are expected to be resolved during the third quarter of 2011.

Steel shipments for the three months ended June 30, 2011 amounted to 3.3 million tonnes, an increase of 5.2% as compared to 3.1 million tonnes for the three months ended March 31, 2011.

Sales in the AACIS segment increased to $2.9 billion for the three months ended June 30, 2011 as compared to $2.6 billion for the three months ended March 31, 2011. Sales increased primarily due to higher average steel selling prices (11.1%) and higher steel shipments (5.2%).

EBITDA for the three months ended June 30, 2011 was $462 million, 81.9% higher as compared to $254 million for the three months ended March 31, 2011. EBITDA during the second quarter of 2011 improved primarily due to a higher average steel selling prices and steel shipments.

Distribution Solutions6

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales	$5,019	$4,261	$3,999	$9,280	$7,491
EBITDA	115	127	187	242	244
Operating income / (loss)	69	84	144	153	148

Steel shipments ('000t)	4,594	4,202	4,602	8,796	8,955
Average steel selling price (US$/t)	1,040	973	833	1,008	802

Steel shipments in the Distribution Solutions segment for the three months ended June 30, 2011 were 4.6 million tonnes, an increase of 9.3% as compared to 4.2 million tonnes for the three months ended March 31, 2011.

Sales in the Distribution Solutions segment improved to $5.0 billion for the three months ended June 30, 2011 as compared to $4.3 billion for the three months ended March 31, 2011, due primarily to higher average steel selling prices (6.9%) and steel shipments (9.3%).

EBITDA for the three months ended June 30, 2011 was $115 million, down 9.4% as compared to $127 million for the three months ended March 31, 2011. Operating results in the first quarter of 2011 included non-cash gains of $22 million related to the reversal of certain provisions. Excluding the impact of the non-cash gain during the first quarter of 2011, the results for the second quarter of 2011 improved by 9.5%.

Mining

USDm unless otherwise shown	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Sales7	$1,657	$1,128	$1,225	$2,785	$1,982
EBITDA	835	607	643	1,442	967
Operating income	718	493	415	1,211	631

Own iron ore production (a) (Mt)	13.1	11.8	12.8	24.9	23.4
Iron ore shipped externally and internally at market price (b) (Mt)	7.0	5.9	6.9	12.9	12.3
Iron ore shipped internally at cost-plus (b) (Mt)	6.2	3.7	5.6	9.9	9.7
Total iron ore shipped externally and internally (b) (Mt)	13.2	9.6	12.5	22.8	22.0

Own coal production(a) (Mt)	2.1	1.9	1.7	4.0	3.3
Coal shipped externally and internally at market price(b) (Mt)	1.3	1.1	0.9	2.4	1.6
Coal shipped internally at cost-plus basis(b) (Mt)	0.8	0.9	0.8	1.7	1.5
Total coal shipped externally and internally (b) (Mt)	2.1	2.0	1.7	4.1	3.1

(a)  Own iron ore and coal production exclude strategic contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supply under strategic long-term contracts

Own iron ore production (excluding supplies under strategic long-term contracts) was 13.1 million tonnes for the three months ended June 30, 2011, an increase of 11.4% as compared to 11.8 million tonnes for the three months ended March 31, 2011.

Total iron ore shipped during the second quarter of 2011 amounted to 13.2 million metric tonnes, an increase of 36.7% as compared to 9.6 million tonnes in the first quarter of 2011. Shipments of market-priced iron ore increased by 17.7% to 7.0 million tonnes for the three months ended June 30, 2011, as compared to 5.9 million tonnes three months ended March 31, 2011.

Shipments of iron ore were higher in the second quarter of 2011 mainly due to higher shipments in the USA (which had been affected in the first quarter by weather related factors), normalized shipments in Canada as compared to the first quarter of 2011 (which were negatively impacted by an operational disruption at the concentrator plant), and logistics constraints in Brazil during the first quarter.

Own coal production for the three months ended June 30, 2011 increased 7.0% to 2.1 million tonnes as compared to 1.9 million tonnes for the three months ended March 31, 2011.

Total coal shipped during the second quarter of 2011 amounted to 2.1 million tonnes, an increase of 2.3% as compared to 2.0 million tonnes for the first quarter of 2011. Shipments of market-priced coal increased by 14.9% to 1.3 million tonnes for the three months ended June 30, 2011 as compared to 1.1 million tonnes for the three months ended March 31, 2011.

EBITDA attributable to the Mining segment for the three months ended June 30, 2011 was $835 million, 37.6% higher as compared to $607 million for the three months ended March 31, 2011 mainly due to higher average selling prices for iron ore and coal and higher iron ore volumes.

Liquidity and Capital Resources

For the three months ended June 30, 2011, net cash used in operating activities was $0.6 billion, compared to $1.3 billion for the three months ended March 31, 2011. The cash flow used in operating activities for the second quarter of 2011 included a $2.8 billion investment in operating working capital as compared to a $1.8 billion investment in the first quarter of 2011. With increased capacity utilization levels during the second quarter of 2011 requiring additional working capital, rotation days8 increased to 71 days during the second quarter of 2011 from 66 days in the first quarter of 2011.

Net cash used in investing activities for the three months ended June 30, 2011 was $1.3 billion, as compared to $0.6 billion for the three months ended March 31, 2011. Capital expenditures increased to $1.1 billion for the three months ended June 30, 2011 as compared to $1.0 billion for the three months ended March 31, 2011. The Company’s full year 2011 capital expenditure target has increased by 10% from $5.0 billion to $5.5 billion (as compared to $3.3 billion in 2010) due to investments in the recently announced capacity expansions at the Company’s Canadian mines, investments in energy saving projects (reinvesting the proceeds from the sale of carbon dioxide credits), Vega Do Sul investment in Brazil and expenses related to the study of the Liberia phase 2 expansion. Other investing activities in the second quarter of 2011 of $186 million included an outflow of $67 million related to acquisition of Cognor in Poland (AMDS), $205 million for the acquisition of the Prosper coke plant in Germany, offset in part by net cash inflows of $86 million representing cash proceeds from the sale of certain fixed assets and other recoveries. Other investing activities in the first quarter of 2011 of $541 million had included an inflow of $0.9 billion from Aperam (due to repayment of a bridge loan), an inflow of $147 million from the sale of carbon dioxide credits (which ArcelorMittal will fully reinvest in energy saving projects in the Flat Carbon Europe perimeter), which were partially offset by an outflow of $0.5 billion relating to M&A expenditures (primarily the Baffinland Iron Mines Corporation acquisition).

Net cash provided by financing activities for the three months ended June 30, 2011 was $1.1 billion, as compared to cash used by financing activities of $0.8 billion for the three months ended March 31, 2011. During the second quarter of 2011, the Company paid dividends amounting to $302 million as compared to $294 million in the first quarter of 2011. Dividends paid during the second quarter of 2011 included $8 million paid to minority shareholders.

At June 30, 2011, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.2 billion as compared to $3.9 billion at March 31, 2011. During the quarter, net debt increased by $2.4 billion to $25.0 billion as compared with $22.6 billion at March 31, 2011 primarily due to investment in working capital and M&A related expenditures.

The Company had liquidity of $12.39 billion at June 30, 2011, a decline of $2.2 billion as compared with liquidity of $14.5 billion at March 31, 2011, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.2 billion and $9.1 billion of available credit lines.

Update on management gains program

At the end of the second quarter of 2011, the Company’s annualized sustainable savings increased to $3.6 billion as compared to $3.5 billion at the end of March 31, 2011 (excluding Aperam). The Company maintains its target to reach management gains of $4.8 billion (revised plan excluding Aperam) of sustainable SG&A, fixed cost reductions and continuous improvement by end of 2012.

Recent Developments

•
On July 11, 2011 ArcelorMittal confirmed that it had along with Peabody Energy Corporation made an indicative, nonbinding and conditional proposal to make an off-market takeover bid, through a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur (“Indicative Proposal”). Under the Indicative Proposal, Macarthur shareholders would be offered a cash price of A$15.5010 per share, implying a value for the equity in Macarthur of approximately A$4.7 billion. ArcelorMittal already has an ownership interest of approximately 16 percent of Macarthur's shares.  The Indicative Proposal is conditional on the successful completion of due diligence, which would be completed in a timely manner. Any resulting offer to Macarthur shareholders would be conditional only on a minimum of 50.01 percent acceptance by Macarthur shareholders, approval from Australia's Foreign Investment Review Board and other customary conditions and approvals.

•
On May 24, 2011, ArcelorMittal announced some changes to both its Group Management Board and Management Committee.  The Group Management Board changes involved a change in the responsibilities of Aditya Mittal, Michel Wurth and Gonzalo Urquijo as well as the appointment of Louis Schorsch and the retirement of Christophe Cornier. The Management Committee has also been extended from 12 to 25 members with the new members being CEOs and leaders from within the Group.

•
On May 20, 2011, ArcelorMittal announced the expansion of its Mont-Wright mining complex and additional construction at Port-Cartier in Canada.  The investment is expected to allow ArcelorMittal Mines Canada (“AMMC”) to increase its annual production of iron ore concentrate from 16 million metric tonnes to 24 million metric tonnes by 2013. AMMC is also evaluating increasing its production of iron ore pellets from 9.2 million tons to 18.5 million tons. The project would represent a total investment of CAN$2.1 billion (including CAN$0.9 billion investment in pellet plant, if approved) and is subject to environmental and other regulatory approvals.

•
On July 26, 2011 announced that Bruno Lafont has joined the Audit Committee and that Suzanne Nimocks has joined the Appointments, Remuneration and Corporate Governance Committee as well as the Risk Management Committee of the Board of Directors.

For further information about these recent developments, please refer to our website www.arcelormittal.com

Outlook and guidance

Looking to the second half of 2011, raw material accounting costs are expected to increase from 2Q 2011 levels. Due to the continued underlying demand recovery, steel shipments in the second half of 2011 are expected to be higher than the same period in 2010. Results of our mining business are expected to further improve due to increased production and shipments; for 2011 we continue to target 10% growth in iron ore production and a 20% increase in coking coal production. Overall group EBITDA per-tonne in second half of 2011 is expected to exceed the level achieved in the same period of 2010.

The Company’s full year 2011 capital expenditure target increased by 10% from $5.0 billion to $5.5 billion (as compared to $3.3 billion in 2010) due to investments in the recently announced capacity expansions at the Company’s Canadian mines, investments in energy saving projects (reinvesting the proceeds from the sale of carbon dioxide credits), Vega Do Sul investment in Brazil and expenses related to the study of the Liberia phase 2 expansion.

For the third quarter, EBITDA is expected to be approximately $2.4 - $2.8 billion. Working capital requirements and net debt are expected to remain stable as compared to the 2Q 2011 levels.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	March 31,	December 31,
In millions of U.S. dollars	2011	2011	201011
ASSETS
Cash and cash equivalents including restricted cash	$3,205	$3,872	$6,289
Trade accounts receivable and other	8,625	7,994	5,725
Inventories	23,920	21,595	19,583
Prepaid expenses and other current assets	4,376	4,605	4,160
Assets held for distribution	-	-	6,918
Total Current Assets	40,126	38,066	42,675

Goodwill and intangible assets	15,134	15,051	14,373
Property, plant and equipment	56,124	55,477	54,344
Investments in affiliates and joint ventures and other assets	22,135	21,490	19,512
Total Assets	$133,519	$130,084	$130,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$3,688	$3,718	$6,716
Trade accounts payable and other	14,864	14,731	13,256
Accrued expenses and other current liabilities	8,545	8,508	8,714
Liabilities held for distribution	-	-	2,037
Total Current Liabilities	27,097	26,957	30,723

Long-term debt, net of current portion	24,530	22,758	19,292
Deferred tax liabilities	4,010	3,997	4,006
Other long-term liabilities	11,381	11,372	10,783
Total Liabilities	67,018	65,084	64,804

Equity attributable to the equity holders of the parent	62,615	61,161	62,430
Non–controlling interests	3,886	3,839	3,670
Total Equity	66,501	65,000	66,100
Total Liabilities and Shareholders’ Equity	$133,519	$130,084	$130,904

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
In millions of U.S. dollars	2011	2011	2010	2011	2010
Sales	$25,126	$22,184	$20,154	$47,310	$37,582
Depreciation	(1,161)	(1,133)	(1,088)	(2,294)	(2,212)
Impairment	-	(18)	(118)	(18)	(118)
Operating income / (loss)	2,252	1,431	1,603	3,683	2,180
Operating margin %	9.0%	6.5%	8.0%	7.8%	5.8%

Income (loss) from equity method investments and other income	289	148	177	437	270
Net interest expense	(457)	(459)	(304)	(916)	(656)
Mark to market on convertible bonds and the related call options	(4)	-	555	(4)	696
Foreign exchange and other net financing gains (losses)	(443)	(667)	(465)	(1,110)	(657)
Income (loss) before taxes and non-controlling interest	1,637	453	1,566	2,090	1,833
Current Tax	(311)	(314)	(266)	(625)	(468)
Deferred Tax	250	480	358	730	921
Income tax benefit (expense)	(61)	166	92	105	453
Income (loss) from continuing operations including non-controlling interest	1,576	619	1,658	2,195	2,286
Non-controlling interests (relating to continuing operations)	(41)	(11)	(79)	(52)	(119)
Income (loss) from continuing operations	1,535	608	1,579	2,143	2,167
Income (loss) from discontinued operations, net of tax	-	461	127	461	179
Net income (loss) attributable to owners of the parent	$1,535	$1,069	$1,706	$2,604	$2,346

Basic earnings (loss) per common share	0.99	0.69	1.13	1.68	1.55
Diluted earnings (loss) per common share	0.93	0.69	0.75	1.61	1.08

Weighted average common shares outstanding (in millions)	1,549	1,549	1,510	1,549	1,510
Adjusted diluted weighted average common shares outstanding (in millions)	1,638	1,550	1,599	1,638	1,599

EBITDA3	$3,413	$2,582	$2,809	$5,995	$4,510
EBITDA Margin %	13.6%	11.6%	13.9%	12.7%	12.0%

OTHER INFORMATION
Total iron ore production12 (million metric tonnes)	15.9	13.6	16.5	29.5	32.2
Crude steel production (million metric tonnes)	24.4	23.5	24.3	47.9	46.8
Total shipments of steel products13 (million metric tonnes)	22.2	22.0	22.3	44.1	43.3

Employees (in thousands)	265	264	270	265	270

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating activities:
Net income (loss) from continuing operations	$1,535	$608	$1,579	$2,143	$2,167
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	41	11	79	52	119
Depreciation and impairment	1,161	1,151	1,206	2,312	2,330
Deferred income tax	(250)	(480)	(358)	(730)	(921)
Change in operating working capital14	(2,811)	(1,844)	(2,033)	(4,655)	(3,625)
Other operating activities (net)	(249)	(554)	(55)	(803)	(344)
Net cash (used in) provided by operating activities - Continued operations	(573)	(1,108)	418	(1,681)	(274)
Net cash used in operating activities - Discontinued operations	-	(190)	(33)	(190)	(60)
Net cash (used in) provided by operating activities	(573)	(1,298)	385	(1,871)	(334)
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,065)	(1,031)	(623)	(2,096)	(1,142)
Other investing activities (net)	(186)	541	(117)	355	(237)
Net cash used in investing activities - Continued operations	(1,251)	(490)	(740)	(1,741)	(1,379)
Net cash used in investing activities - Discontinued operations	-	(105)	(20)	(105)	(46)
Net cash used in investing activities	(1,251)	(595)	(760)	(1,846)	(1,425)
Financing activities:
(Payments) proceeds relating to payable to banks and long-term debt	1,433	(487)	(342)	946	(372)
Dividends paid	(302)	(294)	(309)	(596)	(591)
Acquisition of non-controlling interest	-	(91)	(10)	(91)	(383)
Other financing activities (net)	(25)	92	(15)	67	(37)
Net cash (used in) provided by financing activities - Continued operations	1,106	(780)	(676)	326	(1,383)
Net cash used in financing activities - Discontinued operations	-	(8)	(14)	(8)	(26)
Net cash (used in) provided by financing activities	1,106	(788)	(690)	318	(1,409)
Net (decrease) increase in cash and cash equivalents	(718)	(2,681)	(1,065)	(3,399)	(3,168)
Effect of exchange rate changes on cash	54	141	(195)	195	(343)
Change in cash and cash equivalents	$(664)	$(2,540)	$(1,260)	$(3,204)	$(3,511)

Appendix 1a - Key financial and operational information - Second Quarter of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$5,567	$8,551	$6,664	$2,857	$5,019	$1,657
Depreciation and impairment	(227)	(391)	(252)	(121)	(46)	(117)
Operating income (loss)	697	245	358	341	69	718
Operating margin (as a % of sales)	12.5%	2.9%	5.4%	11.9%	1.4%	43.3%

EBITDA3	924	636	610	462	115	835
EBITDA margin (as a % of sales)	16.6%	7.4%	9.2%	16.2%	2.3%	50.4%
Capital expenditure15	151	239	229	113	32	297

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,277	7,870	6,414	3,830	-	-
Steel shipments (Thousand MT)	5,520	7,166	6,167	3,304	4,594	-
Average steel selling price ($/MT)16	961	1,026	973	768	1,040	-

MINING INFORMATION (Million Mt)
Iron ore production12	-	-	-	-	-	15.9
Coal production	-	-	-	-	-	2.2
Iron ore shipped externally and internally at market price4	-	-	-	-	-	7.0
Iron ore shipped internally at cost plus4	-	-	-	-	-	6.2
Coal shipment shipped externally and internally at market price4	-	-	-	-	-	1.3
Coal shipped internally at cost plus 4	-	-	-	-	-	0.8

Appendix 1b - Key financial and operational information – Six Months of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$10,506	$16,363	$12,553	$5,427	$9,280	$2,785
Depreciation and impairment	(448)	(756)	(522)	(250)	(89)	(231)
Operating income (loss)	1,004	351	568	466	153	1,211
Operating margin (as a % of sales)	9.6%	2.1%	4.5%	8.6%	1.6%	43.5%

EBITDA3	1,452	1,107	1,090	716	242	1,442
EBITDA margin (as a % of sales)	13.8%	6.8%	8.7%	13.2%	2.6%	51.8%
Capital expenditure15	263	500	480	303	60	497

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	12,340	15,501	12,473	7,536	-	-
Steel shipments (Thousand MT)	11,083	14,550	12,039	6,446	8,796	-
Average steel selling price ($/MT) 16	895	976	938	730	1,008	-

MINING INFORMATION (Million Mt)
Iron ore production12	-	-	-	-	-	29.5
Coal production	-	-	-	-	-	4.3
Iron ore shipped externally and internally at market price4	-	-	-	-	-	12.9
Iron ore shipped internally at cost plus4	-	-	-	-	-	9.9
Coal shipment shipped externally and internally at market price4	-	-	-	-	-	2.4
Coal shipped internally at cost plus 4	-	-	-	-	-	1.7

Appendix 2a: Steel Shipments by geographical location17

(Amounts in thousands tonnes)	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Flat Carbon America:	5,520	5,563	5,346	11,083	10,617
North America	4,186	4,421	3,857	8,607	7,726
South America	1,334	1,142	1,489	2,476	2,891

Flat Carbon Europe:	7,166	7,384	7,540	14,550	14,396

Long Carbon:	6,167	5,872	5,984	12,039	11,678
North America	1,187	1,073	1,052	2,260	2,060
South America	1,404	1,337	1,366	2,741	2,626
Europe	3,315	3,202	3,345	6,517	6,555
Other18	261	260	221	521	437

AACIS:	3,304	3,142	3,409	6,446	6,613
Africa	1,263	1,272	1,347	2,535	2,666
Asia, CIS & Other	2,041	1,870	2,062	3,911	3,947

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USDm	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Flat Carbon America:	$924	$528	$657	$1,452	$1,018
North America	681	402	355	1,083	409
South America	243	126	302	369	609

Flat Carbon Europe:	636	471	560	1,107	1,020

Long Carbon:	610	480	677	1,090	1,157
North America	33	36	37	69	52
South America	278	238	419	516	796
Europe	233	143	174	376	234
Other18	66	63	47	129	75

AACIS:	462	254	417	716	646
Africa	138	92	193	230	383
Asia, CIS & Other	324	162	224	486	263

Distribution Solutions:	114	127	187	242	244

Appendix 2c: Iron ore production (million metric tonnes)

Million metric tonnes (a)	Type	Product	2Q 11	1Q 11	2Q 10	6M 11	6M 10
North America (b)	Open Pit	Concentrate and Pellets	7.2	6.7	7.6	13.9	13.3
South America (d)	Open pit	Lump and Sinter feed	1.3	1.2	1.1	2.5	2.2
Europe	Open pit	Lump and fines	0.4	0.4	0.4	0.8	0.6
Africa	Open Pit / Underground	Lump and fines	0.4	0.2	0.2	0.6	0.5
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.7	3.3	3.5	7.0	6.8
Own iron ore production			13.1	11.8	12.8	24.9	23.4
North America (c)	Open Pit	Pellets	0.9	0.0	2.5	0.9	5.7
Africa (d)	Open Pit	Lump and Fines	1.8	1.8	1.1	3.7	3.1
Strategic contracts - iron ore			2.8	1.8	3.6	4.6	8.8
Group			15.9	13.6	16.4	29.5	32.2
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%).
c)
Includes two long term supply contracts with Cleveland Cliffs for periods prior to 2011. On April 8, 2011, ArcelorMittal announced that it reached a negotiated settlement with Cliffs Natural Resources Inc. (“Cliffs”) regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S.  As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. Beginning first quarter of 2011, excludes long term supply contract for which settlement was reached.

d)	Includes purchases made under July 2010 interim agreement with Kumba (South Africa)

Appendix 2d: Iron ore shipment (million metric tonnes)

Millions tonnes	2Q 11	1Q 11	2Q 10	6M 11	6M 10
External Sales – Third party	1.5	1.1	1.6	2.6	2.7

Internal sales – Market-priced	5.5	4.8	5.3	10.3	9.6

Internal sales – Cost-plus basis	6.2	3.7	5.6	9.9	9.7
FCA	2.4	0.3	1.8	2.7	2.0
Long	1.1	0.9	0.9	2.0	1.8
AACIS	2.7	2.5	3.0	5.2	5.9

Total Sales	13.2	9.6	12.5	22.8	22.0

Strategic contracts	2.8	1.8	3.6	4.6	8.8
FCA	0.9	-	2.5	0.9	5.7
AACIS	1.8	1.8	1.1	3.7	3.1

Total iron ore mines	15.9	11.5	16.1	27.4	30.8

Note: Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

Appendix 2d: Coal production (Million metric tonnes)

Million metric tonnes	2Q 11	1Q 11	2Q 10	6M 11	6M 10
North America	0.61	0.55	0.56	1.16	1.16
Asia, CIS & Other	1.45	1.38	1.15	2.84	2.18
Own coal production	2.06	1.93	1.71	4.00	3.34
North America(a)	0.08	0.06	0.05	0.13	0.10
Africa(b)	0.09	0.07	0.05	0.16	0.11
Strategic contracts - coal (a),(b)	0.17	0.13	0.10	0.29	0.21
Group	2.23	2.05	1.81	4.29	3.55
a)	Includes strategic agreement - prices on a cost plus basis
b)	Includes long term lease - prices on a cost-plus basis

Appendix 2e: Coal shipment (Million metric tonnes)

Millions tonnes	2Q 11	1Q 11	2Q 10	6M 11	6M 10
External Sales - Third party	0.95	0.81	0.61	1.75	1.09
Internal sales - Market-priced	0.35	0.32	0.34	0.66	0.55
Internal sales (AACIS) - Cost-plus basis	0.77	0.89	0.76	1.67	1.53
Total sales	2.06	2.02	1.71	4.08	3.17
Strategic contracts	0.17	0.13	0.10	0.29	0.21
Total coal mines	2.23	2.14	1.81	4.37	3.38

Note: Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

Appendix 3: Debt repayment schedule as of June 30, 2011

Debt repayment schedule ($ billion)	2011	2012	2013	2014	2015	>2015	Total
Term loan repayments
- Convertible bonds	-	-	0.1	2.1	-	-	2.2
- Bonds	-	-	3.7	1.4	1.7	11.3	18.1
Subtotal	-	-	3.8	3.5	1.7	11.3	20.3
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	1.2	1.2
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	0.3	-	-	-	0.3
Commercial paper19	1.8	-	-	-	-	-	1.8
Other loans	1.3	1.5	0.5	0.3	0.4	0.6	4.6
Total Gross Debt	3.1	1.5	4.6	3.8	2.1	13.1	28.2

Appendix 4: Credit lines available as of June 30, 2011

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$1.2	$4.8
- $4bn syndicated credit facility	06/05/2013	$4.0	$0.0	$4.0
- $0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.3	$0.3
Total committed lines		$10.6	$1.5	$9.1

Appendix 5 - Other ratios

Ratios	2Q 11	1Q 11
Gearing20	38%	35%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.7X	1.5X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.5X	2.4X

Appendix 6 – Earnings per Share

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
In U.S. dollars	2011	2011	2010	2011	2010
Earnings per share - Discontinued operations
Basic earnings (loss) per common share	-	0.30	0.09	0.30	0.11
Diluted earnings (loss) per common share	-	0.30	0.08	0.28	0.11
Earnings per share - Continued operations
Basic earnings (loss) per common share	0.99	0.39	1.04	1.38	1.44
Diluted earnings (loss) per common share	0.93	0.39	0.67	1.33	0.97
Earnings per share
Basic earnings (loss) per common share	0.99	0.69	1.13	1.68	1.55
Diluted earnings (loss) per common share	0.93	0.69	0.75	1.61	1.08

Appendix 7 – EBITDA Bridge between 1Q 11 v 2Q 11

USD millions	EBITDA 1Q11	Volume & Mix (a)	Price-cost (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 2Q11
Group	2,582	178	839	56	(242)	3,413

Note: Table excludes analysis on account of others and eliminations.

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at Reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products
d) Others represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials etc as compared to the reference period.

Appendix 8 – Capex15

Capex USD millions	2Q 11	1Q 11	2Q 10	6M 11	6M 10
Flat Carbon Europe	239	261	124	500	278
Flat Carbon Americas	151	112	146	263	271
Long Carbon Steel	229	251	114	480	212
Asia, Africa and CIS	113	190	139	303	201
Steel Solutions and Services	32	28	19	60	36
Mining	297	200	86	497	153

Appendix 9 – End notes

1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
4 Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.
5Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.
6 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
7 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
8 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
9 Includes back-up lines for the commercial paper program of approximately $2.9 billion (€2 billion).
10 Shipments originating from a geographical location.
11 Includes Tubular products business.
12 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
13 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
14 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
15 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
16 Average steel selling prices are calculated as steel sales divided by steel shipments.
17 Shipments originating from a geographical location.
18 Includes Tubular products business.
19 Commercial paper is expected to continue to be rolled over in the normal course of business.
20 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.